Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

QUESTIONS AND ANSWERS PREPARED BY McDATA CORPORATION, A DELAWARE CORPORATION (“McDATA”), FOR USE IN CONNECTION WITH AN AUGUST 8, 2006, MEETING OF McDATA EMPLOYEES:

Brocade Acquisition of McDATA Q&A

Q: Why is Brocade acquiring McDATA?

A: We see today a unique opportunity to come together and accelerate solutions and innovation for the marketplace. Through this deal, we’ll be able to provide a broader range of solutions to our customers; leverage unmatched industry experience; gain greater potential for expanded investment in research and development and a greater potential to accelerate time to market with next generation technologies and solutions.

Q: Why is this deal occurring now?

A: In the past 25 years we have seen a worldwide evolution of networks and the products, software and services that comprise them; a never ending stream of advanced technological advancements drive change at unprecedented rates. In our legacy industry, Storage Area Networks, that change is in many cases outstripping the historic patterns of innovation. With that come the opportunities and challenges that an established industry leader like us has thrived on for well over two decades. When looking objectively about our ability to continue to invest to meet customer requirements, we believe that size, financial wherewithal, magnitude of customer installations, and the technical prowess are characteristics we must continue to incorporate into our future at a world class pace.

The combination of Brocade and McDATA today, brings the best possible set of strengths to meet these needs. It is about combining strength with strength in order to serve customers throughout the world today through the close of this decade. Success will come to those who have the strength and speed to invest to meet what is going to be an even more rapid technological world tomorrow. In our view, this integration positions, customers, partners, and shareholders with the best value from two strong enterprises.

Q: Are we doing this because of our pre-announcement regarding 2nd quarter results?

A: No. This deal is independent of our pre-announcement regarding 2nd quarter results. Please refer to the question above around the timing.

Q: Does this acquisition mean that the CNT didn’t work out?

A: Absolutely not! The CNT acquisition and subsequent integration has proven to be a market success thus making the Brocade/McDATA transaction event more attractive. In fact, the CNT acquisition directly addressed growing customer demand for a comprehensive provider of “best-in-class” enterprise storage networking products, services and software. Not only did customers have access to reliable products and services, they had premier support. We could provide exactly what our customers needed with one hand shake.

Q: Why is $713 million or $4.61 per share a good price?

A: This is a 48% premium for the McDATA Class A shares, a 62% premium for Class B shares, and ultimately we believe delivers value to shareholders of both companies. It also allows our shareholders to participate in the combined company’s future value creation.

Q: How does the stock calculation of the deal work? If I have 1,000 options of class A stock in McDATA granted at $5, how much stock will I receive in Brocade after closing?

A: Under the terms of the agreement, McDATA class A and class B stockholders will receive 0.75 of a share of Brocade common stock for each McDATA share they own. In your question, if you have 1,000 options of class A or Class B stock today granted at $5 a share, at closing you’ll receive 750 shares of Brocade stock at an exercise price of $6.67.

Q: When will the deal close?

A: Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals.

Q: Is this a merger or an acquisition?

A: Brocade is acquiring McDATA.

Q: After the close of the deal, where will the company headquarters be located?

A: San Jose, CA.

Q: What will be the name of the combined company?

A: Brocade.

Q: Will there be leadership changes?

A: Following the closing of the deal, Brocade’s executive management team will continue to serve in their current roles.

Q: What happens next? Where do we go from here?

A: After today’s announcement, the regulatory review process will begin. After shareholder and regulatory approvals, we will proceed to closing the deal. This process could take several months. We’ll keep you informed as the process progresses. Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals.

Q: How confident are McDATA and Brocade that this transaction will go through?

A: We are highly committed to completing this transaction. We intend to respond quickly and thoroughly to any regulatory inquiries, and are confident in our belief that this transaction will benefit customers and shareholders alike.

Q: How will customers and our partners be notified about the proposed deal?

A: Customers and partners will be notified by our Sales and OEM teams.

Q: Are product launches delayed as a result of the proposed deal?

A: No. It is business as usual until the deal is officially closed. There will be no changes with respect to our ongoing business or product plans.

Q: Will certain product lines go away?

A: It’s premature to discuss which products will remain post-acquisition, but we are absolutely committed to protecting the investments of both Brocade and McDATA customers. Between now and closing, we will refine an integration plan.

Q: Will both product families be maintained or will they converge?

A: Overtime, the combined company will migrate to a common platform. We believe there is a natural convergence point at the next major technology cycle. We will be intensely focused on providing Brocade and McDATA customers a smooth migration path to a converged platform. We are absolutely committed to providing customers investment protection on their current platforms.

Q: What can I do as an employee to help make the deal a success?

A: Please stay focused on your job and your daily execution to the highest levels possible. Do not be distracted by the announcement of this transaction. Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals.

Q: What will happen to my benefits?

A: During this period and until the deal closes, there will be no change to your existing benefit program. We still plan to go through benefits open enrollment in November as we normally would. Upon close, more information will be communicated as to the integration and transition of all benefit plans and offerings.

Q: When can we expect details about the new benefits?

A: Once the acquisition is closed, you can expect complete details about the Brocade benefits program.

Q: Will there be a Short-Term Incentive Plan payout for the first half of 2006?

A: Based on our results for the first half of 2006, the Corporate component will not pay. However, the Department and Individual components will be determined after earnings are formally announced on Aug. 24.

Q: Is there a hiring freeze?

A: All open positions will be looked at and filled on a critical needs only basis. Customer-impacting roles will take priority during this period.

Q: Do you anticipate a reduction in force as a result of this transaction?

A: There will be opportunities to eliminate redundancies, however we will actively work to build a world-class organization, and will provide additional details regarding the combined company organization and business structure post-closing. Brocade will have a significant need to leverage the talent and capabilities of the McDATA organization.

Q: Will there be office closures?

A: Between now and the close of the transaction, the integration team will undergo a thorough review of the worldwide locations of both companies and develop an execution plan that will be implemented once the deal is closed.

Q: What happens to stock options at the deal close?

A: Your stock will be converted to Brocade stock using a formula that has yet to be finalized. Your vested options will remain vested and your vesting schedule for your unvested stock options will remain the same.

Q: How do the cultures of the two companies compare?

A: Both companies share a passion for innovation and a commitment to developing and delivering customer-driven solutions. After closing, the combined company will be focused on building a single company with a unified team and identity.

Q: How will the integration process of the two companies be managed?

A: We understand we need to get this right. Integration planning and execution is critical to this acquisition and both Brocade and McDATA will be extremely focused. Brocade will take the lead. We will devote significant attention and resources, including bringing in third party experts where required, to complete a smooth and thorough integration. After the closing, you’ll be provided with a detailed discussion of the integration roadmap, milestones and progress.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Cautionary Statement

This document contains statements that are forward-looking in nature, including statements regarding the completion of Brocade’s proposed acquisition of McDATA, the expected benefits of the acquisition, the financial and operational results of the acquisition and the tax treatment of the acquisition. These statements are based on current expectations on the date of this document and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and in McDATA’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006. Neither Brocade nor McDATA assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.